Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated January 24, 2013

Registration Statement No. 333-163861

Relating to

Preliminary Prospectus Supplement Dated January 22, 2013 and

Prospectus dated January 27, 2010

The Dolan Company

PRICING TERM SHEET

8.5% Series B Cumulative Preferred Stock

(Liquidation Preference $25.00 Per Share)

January 24, 2013

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by The Dolan Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Preliminary Prospectus Supplement”) and the Company’s Registration Statement (File No. 333-163861). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 8.5% Series B Cumulative Preferred Stock, including the final size of the offering.

Issuer:	The Dolan Company

Security:	8.5% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”)

Number of Shares Offered:	700,000 shares

Sole Book-Running Manager:	MLV & Co. LLC

Co-Managers:	Northland Capital Markets and Dougherty & Company.

Best Efforts:	The underwriters are selling the shares of Series B Preferred Stock on a “best efforts” basis and are not required to purchase any shares of the Series B Preferred Stock for their own account, but will use their best efforts to sell the securities offered by the Preliminary Prospectus Supplement and the accompanying prospectus.

Expected Ticker/Exchange:	DM.PRB / NYSE

Public Offering Price:	$23.00 per share

Underwriting Commissions:	$1.265 per share; $885,500 total

Net Proceeds to the Company, before expenses:	$15,214,500 after deducting the underwriting commissions

Liquidation Preference:	$25.00 per share of Series B Preferred Stock, plus an amount equal to accumulated and unpaid distributions, whether or not authorized or declared.

Distribution Rate:	8.5% of the $25.00 liquidation preference per share per annum (equivalent to $2.125 per share per annum)

Distribution Payment Dates:	On or about the first calendar day of each of January, April, July and October, commencing April 1, 2013 (reflecting distributions accumulated from, but excluding, the date of original issuance).

Trade Date:	January 24, 2013

Expected Settlement Date:	January 31, 2013 (T + 5)

CUSIP/ISIN:	25659P 501

As used in this free writing prospectus, references to the “Company,” “issuer,” “our” and “we” mean The Dolan Company together with its subsidiaries, unless otherwise expressly stated or the context otherwise requires. “Northland Capital Markets” is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related Preliminary Prospectus Supplement if you request it by calling MLV & Co. LLC at 1-212-542-5882.